FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Standard & Poor’s downgraded BBVA Francés ratings.

Buenos Aires, September 19, 2013

Relevant Information – BBVA Francés’ downgraded rating

Securities and Exchange Commissions

BBVA BANCO FRANCES S.A. is pleased to inform that Standard & Poor’s International Ratings, LLC, (Argentina) has downgraded its rating following the sovereign downgrade. The negotiable obligations global program (U$S 750,000,000), as well as the negotiable obligations issued in the framework of this program where downgraded as is exposed in the chart below:

Negotiable Obligations Global Program (U$S 750 million)	raBB+	Negative
Negotiable Obligations Clase IV ($ 250 million)	raBB+	Negativa
Negotiable Obligations Clase V ($50 million)	raB
Negotiable Obligations Clase VI ($ 200 million)	raBB+	Negativa
Negotiable Obligations Clase VII ($ 100 million)	raBB+	Negativa

Sincerely yours

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: September 20, 2013	By:	/s/ IGNACIO SANZ Y ARCELUS
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer